THE SECURITIES GROUP, LLC

SCHEDULE II – COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15C3-3 (EXEMPTION)

AS OF DECEMBER 31, 2016

EXEMPTION PROVISIONS:

The Securities Group, LLC has claimed an exemption from Rule 15c3-3 under section (k)(2)(i) in which the Company's business is limited to a business brokerage only selling healthcare securities. As such, the Company maintains no security accounts for any of its customers and promptly transmits all customer funds.